Exhibit 99.1

Borr Drilling Limited – Changes to the Board of Directors

Hamilton, Bermuda, 7 February 2022

Current Chairman of the Board of Borr Drilling Limited (the “Company”) (OSE and NYSE: “BORR”), Paal Kibsgaard, has today informed the Board that due to other work-related commitments, he will need to step down from his role as Chairman. Mr. Kibsgaard is pleased to continue to serve as a regular Board Member.

The Board has elected Vice Chairman Tor Olav Troim, to be the new Chairman of the Board. Troim was previously Chairman for Borr Drilling from establishment of the Company until 8 October, 2019.

The Board of Directors
Borr Drilling Limited

This information is subject to the disclosure requirements pursuant to section 5 -12 of the Norwegian Securities Trading Act.